UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

UNITED FINANCIAL MORTGAGE CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

910303304
(CUSIP Number)

December 1, 2005
(Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 910303304	13G

1	NAME OF REPORTING PERSON I.R.S. Identification Nos. of above persons (entities only) Joseph Khoshabe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER No shares
	6	SHARED VOTING POWER No shares
	7	SOLE DISPOSITIVE POWER No shares
	8	SHARED DISPOSITIVE POWER No shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON No shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 910303304	13G

1	NAME OF REPORTING PERSON I.R.S. Identification Nos. of above persons (entities only) The Joseph Khoshabe Trust, under Trust Agreement dated September 22, 1995
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER No shares
	6	SHARED VOTING POWER No shares
	7	SOLE DISPOSITIVE POWER No shares
	8	SHARED DISPOSITIVE POWER No shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON No shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

STATEMENT CONTAINING INFORMATION REQUIRED BY SCHEDULE 13G

Item 1.

(a)	Name of Issuer
United Financial Mortgage Corp.

(b)	Address of Issuer's Principal Executive Offices
815 Commerce Drive, Suite 100
Oak Brook, Illinois 60523

Item 2.

(a)	Name of Person Filing
This Amendment No. 2 to Statement on Schedule 13G is filed, pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, by Joseph Khoshabe (“Mr. Khoshabe”) and The Joseph Khoshabe Trust, under Trust Agreement dated September 22, 1995 (the “Trust”), of which Mr. Khoshabe is the trustee.

(b)	Address of Issuer's Principal Executive Offices
Mr. Khoshabe and the Trust - 815 Commerce Drive, Suite 100, Oak Brook, Illinois 60523

(c)	Citizenship
Mr. Khoshabe - United States
Trust - Illinois

(d)	Title of Class of Securities
Common Stock, no par value

(e)	CUSIP Number
910303304

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

N/A

Item 4.	Ownership
See rows 5-9 and 11 of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See rows 5-9 and 11 of the cover pages.

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2005	By:	/s/ Joseph Khoshabe
JOSEPH KHOSHABE

THE JOSEPH KHOSHABE TRUST, UNDER TRUST AGREEMENT DATED SEPTEMBER 22, 1995

By:	/s/ Joseph Khoshabe
Joseph Khoshabe
Trustee